**ALTERITY THERAPEUTICS LIMITED**

ACN 080 699 065

# Notice of Extraordinary General Meeting and Explanatory Memorandum

| | |
|---|---|
| **Time and Date of Meeting:** | 11.00am (AEDT) on Monday, 31 March 2025<br>Registration from 10.30am |
| **Location:** | Alterity Offices, Suite 4, Level 14,<br>350 Collins Street<br>Melbourne VIC 3000 Australia |

**Voting ahead of attending the Meeting**

Shareholders are strongly encouraged to vote by lodging a directed proxy appointing the Chairman before 11.00am (AEDT) on Saturday, 29 March 2025. Instructions for lodging proxies are included on your personalised proxy form, or in the link that you received if you provided an email address. Alternatively, you are able to vote ahead of the Meeting via https://investor.automic.com.au/#/loginsah

This is an important document. It should be read in its entirety.
If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

# ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

Notice is given that the Extraordinary General Meeting of Alterity Therapeutics Limited ("the **Company**" or "**Alterity**") will be held at Suite 4, Level 14, 350 Collins Street Melbourne at 11.00am (AEDT) on Monday, 31 March 2025 for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Extraordinary General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Extraordinary General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Extraordinary General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Extraordinary General Meeting.

Please read this Notice of Extraordinary General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Extraordinary General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 6 of this Notice of Extraordinary General Meeting.

## ORDINARY BUSINESS

### Resolution #1 – Ratification of prior issue of Shares

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

*"THAT for the purposes of Listing Rule 7.4 and for all other purposes, shareholders approve the ratification of the prior issue of 164,242,200 fully paid ordinary shares at an issue price of A$0.0129 (1.29 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

### Resolution #2 – Ratification of prior issue of Shares

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

*"THAT for the purposes of Listing Rule 7.4 and for all other purposes, shareholders approve the ratification of the prior issue of 1,165,841,830 fully paid ordinary shares at an issue price of A$0.011 (1.1 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

### Resolution #3 – Approval for issue of Shares

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

*"THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of up to 2,461,885,442 fully paid ordinary shares at an issue price of A$0.011 (1.1 Australian cents) per share to*

*unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

## Resolution #4 – Approval for issue of Options

To consider and, if thought fit, pass as an ordinary resolution, the following:

*"THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of one (1) free-attaching option for every three (3) fully ordinary shares issued (up to 1,212,121,223 options, subject to rounding) (each with an exercise price of A$0.028 (2.8 Australian cents), expiring on 26 February 2027 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) to unrelated professional, sophisticated and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act as free-attaching to fully paid ordinary shares the subject of Resolutions 2 and 3 of the Notice of Extraordinary General Meeting, as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

## Resolution #5A – Approval for issue of Securities – Placement – Peter Marks

To consider and, if thought fit, pass as an ordinary resolution, the following:

*"THAT for the purposes of Listing Rule 10.11, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of:*

- *1,818,182 fully paid ordinary shares at an issue price of A$0.011 (1.1 Australian cents) per share; and*
- *one (1) free-attaching option for every three (3) fully ordinary shares issued (606,061 options) (each with an exercise price of A$0.028 (2.8 Australian cents), expiring on 26 February 2027 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company),*

*to Peter Marks (and/or his nominee(s)) as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

## Resolution #5B – Approval for issue of Securities – Placement – Brian Meltzer

To consider and, if thought fit, pass as an ordinary resolution, the following:

*"THAT for the purposes of Listing Rule 10.11, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of:*

- *2,272,727 fully paid ordinary shares at an issue price of A$0.011 (1.1 Australian cents) per share; and*
- *one (1) free-attaching option for every three (3) fully ordinary shares issued (757,576 options) (each with an exercise price of A$0.028 (2.8 Australian cents), expiring on 26 February 2027 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company),*

*to Brian Meltzer (and/or his nominee(s)) as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

**Resolution #5C – Approval for issue of Securities – Placement – Lawrence Gozlan**

To consider and, if thought fit, pass as an ordinary resolution, the following:

*"THAT for the purposes of Listing Rule 10.11, section 195(4) of the Corporations Act and for all other purposes, shareholders approve the issue of:*

- *4,545,455 fully paid ordinary shares at an issue price of A$0.011 (1.1 Australian cents) per share; and*
- *one (1) free-attaching option for every three (3) fully ordinary shares issued (1,515,152 options) (each with an exercise price of A$0.028 (2.8 Australian cents), expiring on 26 February 2027 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company),*

*to Lawrence Gozlan (and/or his nominee(s)) as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

**Resolution #6 – Approval for issue of Options**

To consider and, if thought fit, pass as an ordinary resolution, the following:

*"THAT for the purposes of Listing Rule 7.1 and for all other purposes, shareholders approve the issue of up to 10,179,688 options (each with an exercise price of A$0.028 (2.8 Australian cents), expiring on 26 February 2027 and which upon exercise entitle the holder to one (1) fully paid ordinary share in the Company) to MST Financial Services Pty Ltd (and/or its nominee(s)), as described in the Explanatory Memorandum which accompanied and formed part of the Notice of Extraordinary General Meeting."*

A voting exclusion statement applies to this Resolution. Please see below.

**Ordinary Resolution – Resolution #7 – Approval to refresh and amend 2004 ASX Plan**

To consider and, if thought fit, pass as an ordinary resolution, the following:

*“THAT, for the purposes of ASX Listing Rule 7.2 Exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2004 ASX Plan” including amendment of the 2004 ASX Plan to provide that up to 450,000,000 (the “Plan Pool”) can be issued under the 2004 ASX Plan (unless issued under the 2018 ADS Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”*

A voting exclusion statement and proxy voting prohibition apply to this Resolution. Please see below.

**Ordinary Resolution – Resolution #8 – Approval to refresh and amend 2018 ADS Plan**

To consider and, if thought fit, pass as an ordinary resolution, the following:

*“THAT, for the purposes of ASX Listing Rule 7.2 exception 13 and for all other purposes, shareholders approve the employee incentive scheme known as the “2018 ADS Plan” including amendment of the 2018 ADS Plan to provide that up to 450,000,000 (the “Plan Pool”) can be issued under the 2018 ADS Plan (unless issued under the 2004 ASX Plan) after the approval, as described in the Memorandum which accompanied and formed part of the Notice of Meeting.”*

A voting exclusion statement and proxy voting prohibition apply to this Resolution. Please see below.

## OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board:

Geoffrey Kempler
Chairman
Alterity Therapeutics Limited

Dated: 28 February 2025

*The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Extraordinary General Meeting.*

## ***PROXY AND VOTING INSTRUCTIONS***

**Voting Exclusion Statements**

In accordance with Listing Rule 14.11, the Company will disregard any votes cast in favour of the Resolution set out below by or on behalf of the following persons:

**Resolution #1 – Ratification of prior issue of Shares**

The Company will disregard any votes cast in favour of Resolution 1 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 1 by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

  (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

  (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Resolution #2 – Ratification of prior issue of Shares**

The Company will disregard any votes cast in favour of Resolution 2 by or on behalf of a person who participated in the issue or is a counterparty to the agreement being approved or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 2 by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

  (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

  (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Resolution #3 – Approval for issue of Shares**

The Company will disregard any votes cast in favour of Resolution 3 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 3 by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

  (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

  (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Resolution #4 – Approval for issue of Options**

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 4 by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

  (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

  (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Resolution #5A to 5C – Approval for issue of Securities – Related Parties**

The Company will disregard any votes cast in favour of Resolutions 5A to 5C respectively by or on behalf of a person who is to receive the securities in question and any other person who will obtain a material benefit as a result of the issue of the securities (except a benefit solely in the capacity of a holder of ordinary securities in the Company) or an associate of that person or those persons in respect of Resolutions 5A to 5C respectively.

However, the Company need not disregard a vote cast in favour of Resolutions 5A to 5C respectively by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

  (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

  (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Resolution #6 – Approval for issue of Options**

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the entity) or an associate of that person or those persons.

However, the Company need not disregard a vote cast in favour of Resolution 6 by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or

(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or

(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

  (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

  (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Resolution #7 and 8 – Approval to refresh and amend employee incentive schemes**

The Company will disregard any votes cast in favour of Resolutions 7 and 8 respectively by or on behalf of a person who is eligible to participate in the employee incentive scheme or an associate of that person or those persons in respect of Resolutions 7 and 8 respectively.

However, the Company need not disregard a vote cast in favour of Resolutions 7 and 8 respectively by:

(a) a person as a proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with the directions given to the proxy or attorney to vote on the Resolution in that way; or
(b) the Chair as proxy or attorney for a person who is entitled to vote on the Resolution, in accordance with a direction given to the Chair to vote on the Resolution as the Chair decides; or
(c) a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
    (i) the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
    (ii) the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

**Proxy voting prohibition**

The following proxy voting prohibitions apply in accordance with section 250BD of the Corporations Act:

**Resolution #7 – Approval to refresh and amend 2004 ASX Plan**

Other than as set out below, a vote on Resolution 7 must not be cast as proxy by a member of key management personnel of the Company or a closely related party of a member of the key management personnel of the Company (**Restricted Voter**).

A Restricted Voter may cast a vote on this resolution as a proxy if either:

- the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or
- the Restricted Voter is the chair and the written appointment of the chair as proxy:
    - does not specify the way the proxy is to vote on this resolution; and
    - expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

**Resolution #8 – Approval to refresh and amend 2018 ADS Plan**

Other than as set out below, a vote on Resolution 8 must not be cast as proxy by a Restricted Voter.

A Restricted Voter may cast a vote on this resolution as a proxy if either:

- the Restricted Voter is appointed as a proxy by writing that specifies the way the proxy is to vote on this resolution; or
- the Restricted Voter is the chair and the written appointment of the chair as proxy:
    - does not specify the way the proxy is to vote on this resolution; and
    - expressly authorises the chair to exercise the proxy even though this resolution is connected directly or indirectly with the remuneration of a member of the key management personnel.

**Proxy Instructions**
A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a) one proxy if the Shareholder is only entitled to one vote; and

(b) one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:
- online by visiting https://investor.automic.com.au/#/loginsah
- by returning a completed Proxy Form by post to:
- Automic, GPO Box 5193 Sydney NSW 2001
- by faxing a completed Proxy Form to +61 2 8583 3040 by email to meetings@automicgroup.com.au

not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation's place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chair of the Meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder's proxy on that resolution. A proxy form is attached to this Notice.

**How the Chairman will vote undirected proxies**
Subject to the restrictions set out in the Notice, the Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions.

**Corporate Representatives**
Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation's place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

**Voting Entitlement**
For the purposes of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company's Register of Members as at Saturday, 29 March 2025 at 11:00 am (AEDT) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

**Proxies that are undirected on Resolutions 7 and 8**

If you are eligible to vote on Resolutions 7 and 8 and you appoint the Chairperson as your proxy (or if he may be appointed by default) and do not direct the Chairperson how to vote on Resolutions 7 and 8 your shares will be voted in favour of Resolutions 7 and 8 unless you indicate otherwise by marking the applicable box on the proxy form.

# ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065
("the **Company**")

## EXTRAORDINARY GENERAL MEETING

### PURPOSE OF INFORMATION

This Explanatory Memorandum ("this **Memorandum**") accompanies and forms part of the Company's Notice of the Extraordinary General Meeting ("**Meeting**") to be held at Suite 4, Level 14, 350 Collins Street Melbourne at 11.00am (AEDT) on Monday, 31 March 2025, The Notice of the Extraordinary General Meeting ("the **Notice**") incorporates, and should be read together with, this Memorandum.

## ORDINARY BUSINESS

### Resolution 1 – Ratification of prior issue of Shares

Resolution 1 seeks shareholder ratification for the purposes of ASX Listing Rule 7.4 for the prior issue of the 164,242,200 fully paid ordinary shares at an issue price of A$0.0129 (1.29 Australian cents) per share to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company as part of the Company utilising its at-the-market facility, raising A$2,118,724.38 before costs.

The shares were issued under the placement capacity available to the Company under ASX Listing Rule 7.1A on 3 February 2025 and an Appendix 2A for the issue was released to ASX on that date. The Company obtained shareholder approval to make issues under the placement capacity available under ASX Listing Rule 7.1A at its 2024 AGM held on 22 November 2024.

ASX Listing Rule 7.4 provides that where a company's shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 and/or 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or 7.1A. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1 and/or Listing Rule 7.1A.

If shareholders pass Resolution 1 then the fully paid ordinary shares the subject of Resolution 1 will be treated as not having used the placement capacity of the Company available under the ASX Listing Rules. The fully paid ordinary shares will also increase the placement capacity available to the Company under the ASX Listing Rules. If shareholders do not pass Resolution 1 then the fully paid ordinary shares the subject of Resolution 1 will continue to use the placement capacity available to the Company under the ASX Listing Rules.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

- The securities were issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act who were identified by the Company as part of the Company utilising its at-the-market facility.
- The total number of securities issued was 164,242,200 fully paid ordinary shares.
- The shares issued have the same terms and rights as, and rank equally with, the Company's other fully paid ordinary shares on issue.
- The shares were issued on 3 February 2025 and an Appendix 2A was released to ASX on that date.
- The shares were issued at A$0.0129 (1.29 Australian cents) per share.
- A$2,118,724.38 was raised from the issue of the shares the subject of Resolution 1. Funds raised have been, or will be, used to accelerate clinical and business development activities for ATH434 and for working capital.

- A voting exclusion statement for Resolution 1 is contained in the Notice accompanying this Memorandum.

The Directors unanimously recommend shareholders vote in favour of Resolution 1.

## Background to Resolutions 2 to 6

On 10 February 2025, the Company announced that it was proposing to undertake a capital raising as described below:

- The issue of fully paid ordinary shares (**Placement Shares**) at an issue price of A$0.011 (1.1 Australian cents) per Placement Share to raise A$40 million before costs (3,636,363,636 Placement Shares) (**Placement**). The Placement Shares are to be issued in two tranches as described below:
  - 1,165,841,830 Placement Shares were issued on 17 February 2025 under the placement capacity available to the Company under Listing Rule 7.1 (799,014,703 Placement Shares) and Listing Rule 7.1A (366,827,127 Placement Shares). Ratification of the prior issue of these Placement Shares is sought under Resolution 2.
  - 2,461,885,442 Placement Shares are to be issued subject to shareholder approval which is sought under Resolution 3.

  These Placement Shares are to be issued to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial Services Pty Ltd (**MST Financial**), unrelated Australian and international institutions or unrelated investors that were identified by the Company as part of its investor relations program.

  The Company also proposes issuing an aggregate of 8,636,364 Placement Shares (with free-attaching options as described below) to related parties subject to shareholder approval which is sought under Resolutions 5A to 5C. Further details are set out below. These subscriptions form part of the overall $40 million raising amount.

- Placement Shares are to be accompanied by one free-attaching option (each with an exercise price of $0.028 (2.8 cents), expiring 26 February 2027 and which upon exercise entitle the holder to one fully paid ordinary share in the Company (**Placement Options**) for every three Placement Shares issued (maximum 1,212,121,223, assuming the issue of Placement Shares that are subject to shareholder approval sought under Resolutions 3 and 5A to 5C).

- Directors of the Company have committed to taking up Placement Shares and Placement Options under the Placement on the same terms as unrelated investors, subject to shareholder approval, for an aggregate of $95,000. In particular, the commitments by Directors are as follows (noting securities may, subject to shareholder approval, be issued to the Director personally or their nominee(s)):
  - Peter Marks: $20,000 (1,818,182 Placement Shares and 606,061 Placement Options). Approval for the issue of securities to Peter Marks (and/or his nominee(s)) is sought under Resolution 5A.
  - Brian Meltzer: $25,000 (2,272,727 Placement Shares and 757,576 Placement Options). Approval for the issue of securities to Brian Meltzer (and/or his nominee(s)) is sought under Resolution 5B.
  - Lawrence Gozlan: $50,000 (4,545,455 Placement Shares and 1,515,152 Placement Options). Approval for the issue of securities to Lawrence Gozlan (and/or his nominee(s)) is sought under Resolution 5C.

  The issue of securities under Resolutions 5A to 5C are in addition to the other securities under the Placement the subject of Resolutions 2 to 4.

- As noted above, MST Financial acted as lead manager of the Placement. The Company agreed to pay MST Financial a fee of 5.5% of funds raised under the Placement up to A$30 million, 6% of funds raised under the Placement above A$30 million and to issue MST Financial one (1) option with the same terms as the Placement Options (**Broker Options**) for every $2 raised under the Placement (up to a maximum of 10,179,688 Broker Options). The issue of the Broker Options is subject to shareholder approval which is sought under Resolution 6.

Funds raised from the Placement have been, or will be, used to accelerate regulatory activities, clinical and non-clinical development, and manufacture of drug to advance ATH434, to commence a business development process for potential partnering and for general working capital.

Further details with respect to the Resolutions are set out below.

## Resolution 2 – Ratification of prior issue of Shares

Resolution 2 seeks shareholder approval for the purposes of Listing Rule 7.4 and for all other purposes to ratify the prior issue of 1,165,841,830 Placement Shares to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial, unrelated Australian and international institutions or unrelated investors that were identified by the Company as part of its investor relations program, at an issue price of A$0.011 (1.1 Australian cents) per Placement Share.

The Placement Shares the subject of Resolution 2 were be issued under the placement capacity available to the Company under Listing Rules 7.1 (799,014,703 Placement Shares) and Listing Rule 7.1A (366,827,127 Placement Shares) on 17 February 2025 and an Appendix 2A was released to ASX on that date.

ASX Listing Rule 7.4 provides that where a company's shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 and/or 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or 7.1A. The Company seeks approval under Listing Rule 7.4 to refresh its capacity to make further issues without shareholder approval under Listing Rule 7.1 and/or Listing Rule 7.1A.

If shareholders approve Resolution 2, the Placement Shares the subject of Resolution 2 will no longer use the placement capacity available to the Company under ASX Listing Rule 7.1. In addition, if Resolution 2 is approved, the Placement Shares will increase the Company's capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 2, the Placement Shares will continue to use the placement capacity available to the Company under ASX Listing Rule 7.1.

The following information is provided in accordance with Listing Rule 7.5:

- The recipients of Placement Shares are unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial, unrelated Australian and international institutions or unrelated investors that were identified by the Company as part of its investor relations program.
- The maximum number of Placement Shares under Resolution 2 is 1,165,841,830.
- The Placement Shares are fully paid ordinary shares that rank equally with the existing fully paid ordinary shares on issue in the Company.
- The Placement Shares the subject of Resolution 2 were issued on 17 February 2025.
- Placement Shares are being issued at A$0.011 (1.1 Australian cents) per Placement Share.
- The purpose of the issue of the Placement Shares is to raise funds which have been, or will be, used to accelerate regulatory activities, clinical and non-clinical development, and manufacture of drug to advance ATH434, to commence a business development process for potential partnering and for general working capital.
- A voting exclusion as set out in the Notice applies to Resolution 2.

The Directors unanimously recommend shareholders vote in favour of Resolution 2.

## Resolution 3 – Approval for issue of Shares

Resolution 3 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes for the issue of 2,461,885,442 Placement Shares to unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial, unrelated Australian and international institutions or unrelated investors that were identified by the Company as part of its investor relations program, at an issue price of A$0.011 (1.1 Australian cents) per Placement Share. The issue of the Placement Shares under Resolution 3 is subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company's issued share capital at the commencement of the twelve-month period.

One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 3, the Company will be able to issue the number of Placement Shares the subject of Resolution 3. In addition, if Resolution 3 is approved, the Placement Shares issued will increase the Company's capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 3, the Company will not be able to issue the Placement Shares the subject of Resolution 3.

The following information is provided in accordance with Listing Rule 7.3:

- The recipients of Placement Shares will be unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial, unrelated Australian and international institutions or unrelated investors that were identified by the Company as part of its investor relations program.
- The maximum number of Placement Shares under Resolution 3 is 2,461,885,442.
- The Placement Shares are fully paid ordinary shares that will rank equally with the existing fully paid ordinary shares on issue in the Company.
- The Placement Shares the subject of Resolution 3 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.
- Placement Shares are to be issued at A$0.011 (1.1 Australian cents) per Placement Share.
- The purpose of the issue of the Placement Shares is to raise funds which will be used to accelerate regulatory activities, clinical and non-clinical development, and manufacture of drug to advance ATH434, to commence a business development process for potential partnering and for general working capital.
- A voting exclusion as set out in the Notice applies to Resolution 3.

The Directors unanimously recommend shareholders vote in favour of Resolution 3.

## Resolution 4 – Approval for issue of Options

Resolution 4 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes to issue up to 1,212,121,223 Placement Options to subscribers for Placement Shares as described in Resolutions 2 and 3 on the basis of one Placement Option for every three Placement Shares issued.

The issue of Placement Options under Resolution 4 is subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company's issued share capital at the commencement of the twelve-month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 4, the Company will be able to issue the number of Placement Options the subject of Resolution 4. In addition, if Resolution 4 is approved, the issue of shares on exercise of Placement Options (if any) will increase the Company's capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 4, the Company will not be able to issue the Placement Options the subject of Resolution 4.

The following information is provided in accordance with Listing Rule 7.3:

- The recipients of Placement Options will be investors under the Placement as described in Resolutions 2 and 3, being unrelated sophisticated, professional and other investors exempt from the disclosure requirements of Ch 6D of the Corporations Act who are clients of MST Financial, unrelated Australian and international institutions or unrelated investors that were identified by the Company as part of its investor relations program.
- The maximum number of Placement Options under Resolution 4 is 1,212,121,223.

- The terms of Placement Options are set out in Annexure A.
- The Placement Options the subject of Resolution 4 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.
- The securities the subject of Resolution 4 are being issued for nil cash as free-attaching to Placement Shares on the basis of one Placement Option for every three Placement Shares issued.
- The purpose of the issue of Placement Options is as free-attaching to Placement Shares as described above. Funds raised on exercise of Placement Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.
- A voting exclusion as set out in the Notice applies to Resolution 4.

The Directors unanimously recommend shareholders vote in favour of Resolution 4.

## Resolutions 5A to 5C – Approval for issue of securities – Related Parties

Resolutions 5A to 5C seek shareholder approval for the purposes of Listing Rule 10.11, Section 195(4) of the Corporations Act and for all other purposes to issue the following securities to the named Director (and/or their nominee(s)) on the same terms as unrelated investors under the Placement:

- Peter Marks: $20,000 (1,818,182 Placement Shares and 606,061 Placement Options). Approval for the issue of securities to Peter Marks (and/or his nominee(s)) is sought under Resolution 5A.
- Brian Meltzer: $25,000 (2,272,727 Placement Shares and 757,576 Placement Options). Approval for the issue of securities to Brian Meltzer (and/or his nominee(s)) is sought under Resolution 5B.
- Lawrence Gozlan: $50,000 (4,545,455 Placement Shares and 1,515,152 Placement Options). Approval for the issue of securities to Lawrence Gozlan (and/or his nominee(s)) is sought under Resolution 5C.

The issue of securities under Resolutions 5A to 5C are in addition to the other securities under the Placement the subject of Resolutions 2 to 4.

*Listing Rules*

ASX Listing Rule 10.11 requires a listed company, subject to the exceptions in ASX Listing Rule 10.12, to obtain shareholder approval prior to the issue of securities to a party identified in ASX Listing Rule 10.11. Each of the potential participants in the Placement as provided for in this Resolutions 5A to 5C is a director of the Company and is therefore a related party of the Company for whom prior shareholder approval is required in accordance with ASX Listing Rule 10.11.1 for the issue of securities.

As shareholder approval is being sought for the purposes of ASX Listing Rule 10.11 no shareholder approval is required for the purposes of ASX Listing Rule 7.1.

If shareholders:

- Approve all of Resolutions 5A to 5C, the Company will be able to issue the number of securities the subject of Resolutions 5A to 5C to the named related parties (and/or their nominee(s)). In addition, if the issue of Placement Shares and, if exercised, shares on exercise of Placement Options (if any) will increase the Company's capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A.
- If shareholders approve some, but not all, of Resolutions 5A to 5C, the Company will be able to issue the number of securities the subject of Resolutions 5A to 5C as approved by shareholders to the relevant named related parties (and/or their nominee(s)). In addition, The issue of Placement Shares and, if exercised, shares on exercise of Placement Options (if any) will increase the Company's capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. The Company will not however be able to issue the securities the subject of Resolutions 5A to 5C that are not approved by shareholders.

- If shareholders do not approve any of Resolutions 5A to 5C, the Company will not be able to issue the securities the subject of Resolutions 5A to 5C.

The following information is provided in accordance with Listing Rule 10.13:

- The recipients of the securities the subject of Resolutions 5A to 5C are:
  - Peter Marks (Resolution 5A); and
  - Brian Meltzer (Resolution 5B); and
  - Lawrence Gozlan (Resolution 5C),

  and/or their respective nominee(s).
- Each of Peter Marks, Brian Meltzer and Lawrence Gozlan are directors of the Company and therefore parties to whom Listing Rule 10.11.1 applies.
- The maximum aggregate number of securities to be issued under Resolutions 5A to 5C is:
  - Resolution 5A: 1,818,182 Placement Shares and 606,061 Placement Options.
  - Resolution 5B: 2,272,727 Placement Shares and 757,576 Placement Options.
  - Resolution 5C: 4,545,455 Placement Shares and 1,515,152 Placement Options.
- Placement Shares are fully paid ordinary shares that rank equally with the existing fully paid ordinary shares on issue in the Company. The terms of Placement Options are set out in Annexure A.
- The securities the subject of Resolutions 5A to 5C are to be issued shortly after the Meeting and in any event no more than 1 month after the date of the Meeting.
- The Placement Shares are being issued at A$0.011 (1.1 Australian cents) per Placement Share. The Placement Options the subject of Resolutions 5A to 5C are being issued for nil cash as free-attaching to Placement Shares on the basis of one Placement Option for every three Placement Shares issued.
- The purpose of the issue of the Placement Shares is to raise funds which will be used to accelerate regulatory activities, clinical and non-clinical development, and manufacture of drug to advance ATH434, to commence a business development process for potential partnering and for general working capital. The purpose of the issue of the Placement Options under Resolutions 5A to 5C is as free-attaching to Placement Shares as described above. Funds raised on exercise of Placement Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.
- A voting exclusion as set out in the Notice applies to Resolutions 5A to 5C.

*Corporations Act*

Section 208 of the Corporations Act provides that a public company must not, subject to certain exceptions, give a financial benefit to a related party without approval of the members (shareholders) of the company. Section 228 defined a related party for the purposes of Chapter 2E (including section 208) of the Corporations Act to include a director of the Company.

Section 210 of the Corporations Act provides an exception to the requirement to obtain shareholder approval for giving a financial benefit to a related party where the financial benefit is on terms that would be reasonable if the company and the related party were dealing on arm's length terms.

The Company considers the proposed issue of the securities under Resolutions 5A to 5C are on arm's length terms. This view was formed on the basis that the securities the subject of Resolutions 5A to 5C respectively, if and when subscribed for by the named related parties (and/or their respective nominee(s)), are proposed to be issued on the same terms as offered to unrelated sophisticated and professional investors under the Placement (refer Resolutions 2, 3 and 4 for further details).

Notwithstanding the above, it is acknowledged that, although each Director was excluded from and did not participate in any discussion or decision regarding the issue of securities to them under the Placement, the approval sought under Resolutions 5A to 5C relates to a majority of the Board. Accordingly, Resolutions 5A to 5C are also being put to shareholders for the purposes of section 195(4) of the Corporations Act such that shareholders determine the matter.

As Resolutions 5A to 5C relate to a majority of the Board and accordingly each of the proposed recipients of securities under Resolutions 5A to 5C have a material personal interest in the Resolution relating to an issue of securities to them (and/or their nominee(s)), the Directors do not provide any recommendation in respect of Resolutions 5A to 5C.

## Resolution 6 – Approval for issue of Options

Resolution 6 seeks shareholder approval for the purposes of Listing Rule 7.1 and for all other purposes to issue 10,179,688 Broker Options to MST Financial (and/or its nominee(s)).

The issue of Placement Options under Resolution 6 is subject to shareholder approval.

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the company's issued share capital at the commencement of the twelve-month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

If shareholders approve Resolution 6 the Company will be able to issue the number of Broker Options the subject of Resolution 6. In addition, if Resolution 6 is approved, the issue of shares on exercise of Broker Options (if any) will increase the Company's capacity to issue equity securities under ASX Listing Rule 7.1 and, subject to the relevant shareholder approval being held at the time, ASX Listing Rule 7.1A. If shareholders do not approve Resolution 6, the Company will not be able to issue the Broker Options the subject of Resolution 6 and the Company may need to seek to negotiate an alternate form of payment to MST Financial for its role as lead manager of the Placement.

The following information is provided in accordance with Listing Rule 7.3:

- The recipient of the Broker Options will be MST Financial Services Pty Ltd (and/or its nominee(s)), who is not a related party of the Company.
- The maximum number of Broker Options under Resolution 6 is 10,179,688.
- The terms of Broker Options are set out in Annexure A.
- The Broker Options the subject of Resolution 6 are to be issued shortly after the Meeting and in any event no more than 3 months after the date of the Meeting.
- The securities the subject of Resolution 6 are being issued for nil cash as part fees for MST Financial acting as the lead manager of the Placement.
- The purpose of the issue of the Broker Options is as part fees for MST Financial acting as lead manager of the Placement as described above. Funds raised on exercise of Broker Options (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.
- A summary of the material terms of the mandate between the Company and MST Financial pursuant to which MST Financial agreed to act as the lead manager of the Placement is set out below:
    - MST Financial was engaged by the Company to act as lead manager of the Placement.
    - The Company agreed to pay MST Financial a fee of 5.5% of funds raised up to A$30 million and 6% of funds raised over $40 million. The Company also agreed to issue MST Financial (and/or its nominee(s)) one Broker Option for every $2 raised under the Placement, up to a maximum of 10,179,688 options.
    - The mandate between the Company and MST Financial otherwise includes terms typical for an arrangement of this kind, including a limitation of liability of MST Financial under the mandate, an indemnity provided by the Company in favour of MST Financial in respect of liabilities, claims, costs or expenses (other than in the case of wilful misconduct by MST Financial) and provisions with respect to confidentiality.

- A voting exclusion as set out in the Notice applies to Resolution 6.

The Directors unanimously recommend shareholders vote in favour of Resolution 6.

**Ordinary Resolution – Resolutions #7 and #8 – Refreshing and amending 2004 ASX Plan and 2018 ADS Plan**

The Company has adopted two incentive plans: the 2004 ASX Plan (for securities issued to Australian directors, employees and consultants) and the 2018 ADS Plan (for securities issued to non-Australian based, particularly US based, employees, officers, consultants, independent contractors and directors).

The 2004 ASX Plan has been refreshed on several occasions, most recently at the 2022 Annual General Meeting on 11 November 2022. The 2018 ADS Plan was also last refreshed at the 2022 Annual General Meeting on 11 November 2022. "ADSs" are American Depository Shares of the Company reported on the NASDAQ Capital Market. The 2018 ADS Plan relates to ADS and rights to ADSs such as options and warrants (which are substantively equivalent to options to acquire new shares).

Resolutions 7 and 8 seek shareholder approvals to adopt and issue securities under the 2004 ASX Plan and 2018 ADS Plan (respectively) including refreshing the aggregate number of securities that can be issued under the two plans following the approvals to a maximum of 450,000,000 (the "Plan Pool"). The Plan Pool is shared between the two plans. Refreshing the plans approves issues of securities from the Plan Pool under the plans, provided that issues to Directors and their associates (including persons whose relationship with the Company or a Director or an associate of a Director is, in ASX's opinion, such that approval should be obtained) under the plans (or either of them) require further shareholder approvals to be obtained under Listing Rule 10.14.

The Plan Pool applies from receipt of shareholder approval. Any securities issued under the 2004 ASX Plan and 2018 ADS Plan prior to the Meeting are not counted as having been issued under the Plan Pool and will be treated as having been issued in accordance with the shareholder approval obtained at the 2022 Annual General Meeting on 11 November 2022.

The Board of Directors of the Company believes that refreshing the approvals of the 2004 ASX Plan and 2018 ADS Plan, and increasing the Plan Pool, are necessary in order for it to continue to:

a) provide eligible persons with an additional incentive to work to improve the performance of the Company;

b) attract and retain eligible persons essential for the continued growth and development of the Company;

c) promote and foster loyalty and support amongst eligible persons for the benefit of the Company;

d) enhance the relationship between the Company and eligible persons for the long term mutual benefit of all parties; and

e) provide an alternative to cash payments.

ASX Listing Rule 7.1 provides that shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the entity during the previous 12 months, exceed 15% of the number of securities on issue at the commencement of that 12-month period.

ASX Listing Rule 7.2 Exception 13 provides an exception to ASX Listing Rule 7.1 for securities issued under an employee incentive scheme within 3 years after shareholder approval of the scheme. The Company therefore seeks approval of the plans (which are employee incentive schemes) under ASX Listing Rule 7.2 exception 13 so that issues of securities under the plans do not impede the capacity of the Company to issue up to a further 15% of its capital without shareholder approval. ASX Listing Rule 7.1 would otherwise require shareholder approval each time shares or other securities are issued to avoid using the Company's capacity to 15% of its issued share capital.

ASX Listing Rule 7.2 Exception 14 also provides an exception to Listing Rule 7.1 for issues made to Directors and their associates with approval under Listing Rules 10.11 or 10.14, also avoiding the use of the Company's capacity to 15% of

its issued share capital.

If shareholders approve Resolutions 7 and/or 8, then the Company would be able to issue securities under the plan(s) the subject of the Resolution(s) approved by shareholders without using the placement capacity available to the Company under the ASX Listing Rules (provided that no more than the maximum number of securities that may be issued under the plan(s) as approved by shareholders are issued). If shareholders do not approve Resolutions 3 and/or 4 then, in respect of the plan the subject of the Resolution(s) not approved by shareholders, the Company will rely on the shareholder approval(s) obtained at the 2022 Annual General Meeting until the earlier to occur of the limit on the number of securities that may be issued as approved by shareholders is reached or 11 November 2025, being three years after the 2022 Annual General Meeting.

The following information is provided as required under ASX Listing Rule 7.2 Exception 13:

- Summaries of the terms of the 2004 ASX Plan and the 2018 ADS Plan are set out in Annexures B and C. A full copy of each of the plans is available on request.

- Since the 2004 ASX Plan and the 2018 ADS Plan were last approved at the 2022 Annual General Meeting on 11 November 2022, a total of 8,000,000 securities have been issued.

- The maximum number of securities that may be issued collectively under the 2004 ASX Plan and the 2018 ADS Plan is 450,000,000.

- A voting exclusion statement and proxy voting prohibition as set out in the Notice applies to each of Resolutions 7 and 8.

As each of the Directors of the Company are (subject to further shareholder approvals) eligible to participate in either or both of the plans, they have abstained from making a recommendation in respect of Resolutions 7 or 8.

*Note: all references to currency in the Notice and this Memorandum (including $) are to Australian dollars.*

## ANNEXURE A

## TERMS OF PLACEMENT OPTIONS AND BROKER OPTIONS

*Reference in this Annexure A to “Options” is to Placement Options and Broker Options.*

The terms of the issue of the Options are:

1. Each Option entitles the holder to one fully paid ordinary share in the capital of Alterity Therapeutics Limited [ABN 37 080 699 065] (**the Company**) (each a **Share**).
2. The Options may be exercised at any time prior to 5.00pm Melbourne time on 26 February 2027 (**Expiry Date**).
3. The exercise price of the Options is A$0.028 (2.8 Australian cents) each (**Exercise Price**).
4. The Company may seek quotation (listing) of the Options, subject to meeting the quotation requirements of the Australian Securities Exchange (**ASX**). The Options may accordingly be quoted (listed).
5. The Options are transferable, subject at all times to the requirements of the Australian Corporations Act 2001 and any other applicable law or regulation.
6. To exercise the Options, each Option holder must duly complete, execute and deliver to the Company an exercise notice in the form provided to the Option holder or as otherwise acceptable to the Company (**Notice of Exercise**). Options may be exercised by the Option holder in whole or in part by completing the Notice of Exercise (or such other form of written notice of exercise acceptable to the Company) and delivering it to the Company Secretary at its registered office or to its designated registry (which may include delivery or giving by electronic means), to be received prior to the Expiry Date. The Notice of Exercise must, among other things, state the number of Options exercised, the consequent number of Shares to be allotted and the identity of the proposed allottee. The Notice of Exercise by an Option holder must be accompanied by payment (which may be made by electronic funds transfer by prior arrangement in writing with the Company or its designated registry) in full for the relevant number of Shares being subscribed, being an amount of the Exercise Price per Option exercised.
7. All Shares issued upon the exercise of the Options will rank equally in all respects with the Company's then issued Shares. The Company will apply to the Australian Securities Exchange (**ASX**) for all Shares issued pursuant to the exercise of the Options to be admitted to quotation.
8. In the event of a pro rata entitlements issue to the Company's shareholders, the Exercise Price shall be reduced in accordance with the formula set out in ASX Listing Rule 6.22.2.
9. In the event of a bonus issue the number of Shares over which the Option is exercisable shall be increased by the number of Shares which the Option holder would have received if the Option had been exercised before the record date for the bonus issue.
10. In the event of any reorganisation of the capital of the Company (including consolidation, subdivisions, reduction or return) prior to the Expiry Date the rights of an Option holder will be changed to the extent necessary to comply with the Listing Rules of the ASX applying to a reorganisation of the capital at the time of the reorganisation.
11. There are no participating rights or entitlements inherent in the Options and an Option holder will not be entitled to participate in new issues of capital offered to the Company’s shareholders during the term of the Options. However, the Company will if required by the Listing Rules of ASX send a notice to the Option holder at least 3 business days (or such longer period as the Listing Rules of ASX require) before the record date of any new issues of capital offered to the Company’s shareholders in order to give the Option holder the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue. Notice may be sent to the last email address advised by the Option holder.
12. The Options will not give any right to participate in dividends until Shares are issued pursuant to the exercise of the relevant Options.
13. The Options may not be exercised by or on behalf of a person in the United States unless the Options and the underlying Shares have been registered under the US Securities Act of 1933, as amended, and applicable state securities laws, or exemptions from such registration requirements are available.

## ANNEXURE B
## SUMMARY OF 2004 ASX PLAN – REFER RESOLUTION 7

The 2004 ASX Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to issue share and grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2004 ASX Plan shall be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term of options granted, and the vesting schedule and escrow periods of shares issued and options granted under the 2004 ASX Plan are determined by the Committee, in accordance with the provisions of the 2004 ASX Plan, and specified in an offer document from the Company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, as set forth in the 2004 ASX Plan, or such other exercise price that the Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Committee; however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Committee.

## ANNEXURE C
## SUMMARY OF 2018 ADS PLAN – REFER RESOLUTION 8

The purpose of the 2018 ADS Plan is to provide incentive for non-Australian based (particularly US based) employees, officers, consultants, independent contractors and directors.

Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries (including, without limitation, officers and directors who are also employees of the Company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds $100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, the Company is entitled to grant to employees, officers, consultants, independent contractors and directors of the Company or any of its subsidiaries, from time to time, options to purchase American Depositary Shares, or ADSs, of the Company. The number of ADSs with respect to which options may be granted to any eligible participant under the 2018 ADS Plan in any calendar year shall not exceed 2.625 million ADSs, representing 108.5 million ordinary shares of the Company. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by a Share Plan Committee. The Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable. All decisions made by the Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between the Company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal instalments, 25% at the end of each year from the date of grant, unless otherwise provided by the Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his or her guardian or legal representative.

Alterity Therapeutics Limited | ABN 37 080 699 065

# Proxy Voting Form

**If you are attending the Meeting in person, please bring this with you for Securityholder registration.**

Your proxy voting instruction must be received by **11.00am (AEDT) on Saturday, 29 March 2025**, being **not later than 48 hours** before the commencement of the Meeting. Any Proxy Voting instructions received after that time will not be valid for the scheduled Meeting.

## SUBMIT YOUR PROXY

**Complete the form overleaf in accordance with the instructions set out below.**

**YOUR NAME AND ADDRESS**
The name and address shown above is as it appears on the Company's share register. If this information is incorrect, and you have an Issuer Sponsored holding, you can update your address through the investor portal: **https://investor.automic.com.au/#/home** Shareholders sponsored by a broker should advise their broker of any changes.

**STEP 1 – APPOINT A PROXY**
If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name of that Individual or body corporate. A proxy need not be a Shareholder of the Company. Otherwise if you leave this box blank, the Chair of the Meeting will be appointed as your proxy by default.

**DEFAULT TO THE CHAIR OF THE MEETING**
Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote these proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Voting Form, including where the Resolutions are connected directly or indirectly with the remuneration of Key Management Personnel.

**STEP 2 - VOTES ON ITEMS OF BUSINESS**
You may direct your proxy how to vote by marking one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

**APPOINTMENT OF SECOND PROXY**
You may appoint up to two proxies. If you appoint two proxies, you should complete two separate Proxy Voting Forms and specify the percentage or number each proxy may exercise. If you do not specify a percentage or number, each proxy may exercise half the votes. You must return both Proxy Voting Forms together. If you require an additional Proxy Voting Form, contact Automic Registry Services.

**SIGNING INSTRUCTIONS**
**Individual:** Where the holding is in one name, the Shareholder must sign.
**Joint holding:** Where the holding is in more than one name, all Shareholders should sign.
**Power of attorney:** If you have not already lodged the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Voting Form when you return it.
**Companies:** To be signed in accordance with your Constitution. Please sign in the appropriate box which indicates the office held by you.
**Email Address:** Please provide your email address in the space provided.
**By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible) such as a Notice of Meeting, Proxy Voting Form and Annual Report via email.**

**CORPORATE REPRESENTATIVES**
If a representative of the corporation is to attend the Meeting the appropriate 'Appointment of Corporate Representative' should be produced prior to admission. A form may be obtained from the Company's share registry online at https://automicgroup.com.au.

**Lodging your Proxy Voting Form:**

**Online**
Use your computer or smartphone to appoint a proxy at
https://investor.automic.com.au/#/loginsah or scan the QR code below using your smartphone
**Login & Click on 'Meetings'. Use the Holder Number as shown at the top of this Proxy Voting Form.**

**BY MAIL:**
Automic
GPO Box 5193
Sydney NSW 2001

**IN PERSON:**
Automic
Level 5, 126 Phillip Street
Sydney NSW 2000

**BY EMAIL:**
meetings@automicgroup.com.au

**BY FACSIMILE:**
+61 2 8583 3040

**All enquiries to Automic:**
**WEBSITE:**
https://automicgroup.com.au

**PHONE:**
1300 288 664 (Within Australia)
+61 2 9698 5414 (Overseas)

## STEP 1 - How to vote

**APPOINT A PROXY:**

I/We being a Shareholder entitled to attend and vote at the Extraordinary General Meeting of Alterity Therapeutics Limited, to be held at **11.00am (AEDT) on Monday, 31 March 2025 at Alterity Offices, Suite 4, Level 14, 350 Collins Street, Melbourne VIC 3000 Australia** hereby:

**Appoint the Chair of the Meeting (Chair)** OR if you are not appointing the Chair of the Meeting as your proxy, please write in the box provided below the name of the person or body corporate you are appointing as your proxy or failing the person so named or, if no person is named, the Chair, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit and at any adjournment thereof.

**The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.**
Unless indicated otherwise by ticking the "for", "against" or "abstain" box you will be authorising the Chair to vote in accordance with the Chair's voting intention.

**AUTHORITY FOR CHAIR TO VOTE UNDIRECTED PROXIES ON REMUNERATION RELATED RESOLUTIONS**
Where I/we have appointed the Chair as my/our proxy (or where the Chair becomes my/our proxy by default), I/we expressly authorise the Chair to exercise my/our proxy on Resolutions 7 and 8 (except where I/we have indicated a different voting intention below) even though Resolutions 7 and 8 are connected directly or indirectly with the remuneration of a member of the Key Management Personnel, which includes the Chair.

## STEP 2 - Your voting direction

| Resolutions | | For | Against | Abstain |
|---|---|---|---|---|
| 1 | Ratification of prior issue of Shares | | | |
| 2 | Ratification of prior issue of Shares | | | |
| 3 | Approval for issue of Shares | | | |
| 4 | Approval for issue of Options | | | |
| 5A | Approval for issue of Securities – Placement – Peter Marks | | | |
| 5B | Approval for issue of Securities – Placement – Brian Meltzer | | | |
| 5C | Approval for issue of Securities – Placement – Lawrence Gozlan | | | |
| 6 | Approval for issue of Options | | | |
| 7 | Approval to refresh and amend 2004 ASX Plan | | | |
| 8 | Approval to refresh and amend 2018 ADS Plan | | | |

*Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.*

## STEP 3 – Signatures and contact details

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director / Company Secretary |

Contact Name:

Email Address:

Contact Daytime Telephone

Date (DD/MM/YY)

/ /

**By providing your email address, you elect to receive all communications despatched by the Company electronically (where legally permissible).**

AUTOMIC

ATH